NB Manufacturing, Inc.
80 Rio Salado Parkway, Suite 115
Tempe, AZ 85281

August 24, 2012

Claire DeLaBar, Staff Accountant
Terry French, Accountant Branch Chief
Kate Beukenkamp Attorney-Advisor
Jessica Plowgian Attorney-Advisor
Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	NB Manufacturing, Inc. File No. 000-52678 Form 8-K/A filed July 31, 2012

Ladies and Gentlemen:

This letter has been prepared in response to your request for NB Manufacturing, Inc. (the "Company") to respond to the comments of the United States Securities and Exchange Commission  (the "SEC" or the "Commission") as memorialized in your August 10, 2012 letter to the undersigned (the "Comment Letter") concerning the above-referenced filing.

COMMENT 1:

We note your response to comment 10 from our letter dated July 3, 2012. In future filings, please revise your disclosure under the heading “Sample Projects Include” on page 13 to remove the reference to entities that were customers of the President of XI United during his tenure in a prior position at an unrelated entity. Disclosure of this type may be more appropriate in your officer and significant employee profiles.

RESPONSE:

Agreed, we will revise future disclosures by removing all references to entities that were not direct customers of the Company.

COMMENT 2:

We note your response to comment 32 from our letter dated July 3, 2012, and the disclosure within Note 7. However, in order to account for the merger of SpyFire and Stacked at historical cost, it is necessary for Mr. Richarde to have held a controlling financial interest in Stacked. That is, he should have held a greater than 50 percent voting interest in Stacked for all periods in which they have been combined in your financial statements. If there is contemporaneous written evidence providing Mr. Richarde the power to control the 50 percent interest in Stacked that he did not own, you should describe to us this agreement in detail. Please explain in your response all of the significant terms of the agreement including the date of the agreement, the nature and extent of the powers granted Mr. Richarde, and the nature and extent of the rights retained by Mr. Hrissikopoulos specifically addressing all substantive participating and protective rights held by Mr. Hrissikopoulos. We refer you to the guidance found under ASC 810-20-25-11 through ASC 810-20-25-20.

RESPONSE:

While Mr. Richarde and Mr. Hrissikopoulos each owned a 50% interest in Stacked, it was Mr. Richarde who exercised both operating and economic control over Stacked on a day to day basis.  It was also Mr. Richarde who orchestrated the formation of Xhibit, LLC, the acquisition of Stacked and SpyFire by Xhibit and the ultimate reverse merger of Xhibit and NB Manufacturing, Inc.  Mr. Richarde’s control and influence over the entire process is evidenced by his proportionally large ownership interest in Xhibit, LLC  prior to the merger with NB Manufacturing and his 66.7% equity stake in NB Manufacturing post reverse merger.  Xhibit LLC was initially formed by both Mr. Richarde (65%) and Mr. Hrissikopoulos (35%) with no assets and only the intent to combine Stacked and SpyFire under one entity to effect the reverse merger with NB Manufacturing.  As a result of Mr. Richarde’s demonstrated operating and economic control of Stacked and the fact that we merely transferred the assets from and to the same individuals, the Company continues to assert that this met the requirement to record Stacked’s acquisition at book value since it would be misleading to readers and investors to inflate the asset value of Stacked since both Stacked and SpyFire were acquired at the same time with the intent only to combine the operations to eventually complete the reverse merger.

COMMENT 3:

If it is necessary for you to account for the acquisition of Stacked using the purchase method, then it would be necessary for you to revise your pro forma information as previously requested in comment 35.

RESPONSE:

Based upon our response to comment #2 above, we do not believe it is necessary to revise our pro forma information to reflect the acquisition of Stacked  using the purchase method of accounting.

If you have any questions or concerns, please do not hesitate to contact me.

Thank you for your consideration in this matter.

Very truly yours,

NB Manufacturing, Inc.

By       /s/ Michael J. Schifsky
Michael J. Schifsky, CFO
cc: Stephen R. Boatwright, Esq.
      Jeff Hass